[FRIED, FRANK, HARRIS, SHRIVER & JACOBSON LLP LETTERHEAD]

Direct Line: (212) 859-8468
Fax: (212) 859-4000
andrew.barkan@friedfrank.com

May 13, 2016

VIA EDGAR AND COURIER

Jay Ingram

Legal Branch Chief

Office of Manufacturing and Construction

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:                             GMS Inc.
Registration Statement on Form S-1

File No. 333-205902

Dear Mr. Ingram:

We are providing this supplemental letter on behalf of GMS Inc. (the “Company”) regarding the above-referenced Registration Statement of the Company (File No. 333-205902) (the “Registration Statement”). Attached hereto as Annex A is updated disclosure to the Registration Statement.

If you have any questions, please feel free to contact the undersigned at (212) 859-8468.

Thank you for your cooperation and attention to this matter.

Sincerely,

/s/ Andrew B. Barkan

Andrew B. Barkan

cc:                                G. Michael Callahan, Jr. (GMS Inc.)

H. Douglas Goforth (GMS Inc.)

Peter J. Loughran (Debevoise & Plimpton LLP)

Leland Benton (Securities and Exchange Commission)

Jenn Do (Securities and Exchange Commission)

Terence O’Brien (Securities and Exchange Commission)

Annex A